Exhibit 21

Subsidiaries of Village Bank and Trust Financial Corp.

Name of Subsidiary	State of Organization
Village Bank	Virginia

Village Bank Mortgage Corporation	Virginia
(wholly-owned subsidiary of Village Bank)

Village Insurance Agency, Inc.	Virginia
(wholly-owned subsidiary of Village Bank)

Village Financial Services Corporation	Virginia
(wholly-owned subsidiary of Village Bank)

Southern Community Financial Capital Trust I	Virginia

Village Financial Statutory Trust II	Virginia

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